December 11, 2008

Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:          Davi Skin, Inc.
File No. 1-14297

Dear Mr. Decker,

We are in receipt of your letter dated October 14, 2008, regarding the above-referenced.  We will address each of your comments in the order presented in your letter.

Form 10-KSB For The Period Ended December 31, 2007:

1. The additional disclosures presented below will be included in our future filings.

Form 10-Q For The Period Ended June 30, 2008:

Note 2.  Description of Business, History and Summary of Significant Policies, page F-4

2.  We intend to provide the following additional disclosure about non-perishable inventory:  “The Company’s inventory also includes non-perishable inventory mainly comprised of high end packaging.  Non-perishable inventory is presented at the lower of cost of market, market being defined as the selling price of the product, being the combination of the perishable and the non-perishable components, less costs of selling.  Management estimates use of the inventory, based on sales projections, developed by our sales representatives, considering the market interest in our product.  Estimates are reviewed and adjusted on a regular basis.”

At December 31, 2007, we estimated that our sales for the next 12 months would exceed our inventory on hand.  These projections were based on our then recent launch at Selfridges and Lane Crawford, and our discussions with a European distributor and an initial order of $100,000.  Additionally, discussions were also being held with a high end luxury spa for the exclusive use of Davi products.  Furthermore, discussions were in progress with an international airline.  While these potential sales were all in the development stage, management believed that it would be successful in consummating certain of the sales.

At March 31, and June 30, 2008, the Company reviewed and adjusted its projected sales and recorded an allowance for inventory obsolescence for the perishable items.  Our financial statements are prepared on a going concern basis, and we do not intend to change our packaging, therefore we do not believe our non-perishable needs to be reserved for.  We will however present the portion of our non-perishable inventory to be utilized in a period exceeding 12 months, as long term asset in our future filings.

The Company has recently learned that the airline is still interested but will not be able to launch until the later part of 2009.  The Company was modestly hoping to increase sales to $30,000 per month, not including licensing and royalty arrangements with respect to other products the Company has been attempting to negotiate and internet sales that were launched in May 2008.   The Company has now modified its strategy by making the product available on the internet and negotiating and discussing the bulk sale of its product to wholesale marketers who would also utilize the internet as well as the television media.

To date, we continue to generate significant interest and continue to discuss and evaluate various proposals.  These proposals include the direct sale, bulk sales, as well as licensing agreements.  Primarily in light of the current economic conditions confronting everybody and our Company’s inherent financial condition, these discussions and proposals have not yet resulted in completely satisfactory conclusions.  While there may be future potential sales, these discussions have not resulted in immediate sales.  We will include a discussion about the status and progress of these initiatives in our future filings.

Note 5.  Notes Payable, page F-6

3.  Our future filings will include the value of the new warrants ($2,960) given as consideration and a reference to the fact that $100,000 of the Brinkaus loan was repaid through issuance of shares.  The change in fair value before and after the modification is only 2%, and therefore the modification is not considered a substantial change.  Therefore, the additional consideration given was added to the loan discount and is being amortized over the life of the loan

With respect to Amin S. Lahka, the value of the warrants issued in replacement of the old warrants was $2,460, which is less then the value of the old warrants.  We also paid $23,000 in cash.  Because of value of the new warrants being less than the value of the old warrants, offset by the $23,000 paid in cash, there was no incremental additional consideration given.  (The change in fair value before and after the modification is -1%.)

Note 8. Capital Stock Transactions – Preferred Stock, page F-8

4.  Our calculation of earnings per share for the 3 months and 6 months ended June 30, 2008 follows:

	3 months	6 months

Net loss	(371,429)	(1,311,014)
Accrued dividends
on preferred shares	(4,623)	(4,623)
Amortization of preferred
shares discount	(55,398)	(55,398)
	(431,450)	(1,371,035)
Weighted average
number of shares	43,368,884	32,664,307

Basic and diluted
loss per share	(0.01)	(0.04)

Our liabilities presented on the balance sheet at June 30, 2008 do not include the calculated accrued dividends in the amount of $4,623.  We considered this amount immaterial, but we will accrue for any unpaid dividends in the future.

5. We will disclose the significant rights and terms associated to the preferred stock, including the redemption terms (any time after April 17, 2009), and redemption value ($1.09 per share).

Under ASR 268, a public company is required to present separately, in balance sheets, amounts applicable to the following three general classes of securities (i) preferred stocks subject to mandatory redemption requirements or whose redemption is outside the control of the issuer; (ii) preferred stocks which are not redeemable or are redeemable solely at the option of the issuer, and (iii) common stocks.  ASR 268 deems redeemable preferred stocks are significantly different from conventional equity capital and such securities have characteristics similar to debt and should be distinguished from permanent capital.  Because of the one-year redemption option, which in outside the control of the company as it is at the holders election, we deemed the Series A meets (i) above.

Paragraph 2 of D-98 provides that Rule 5-02.28 of Regulation S-X requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable

(1)	at a fixed or determinable price on a fixed or determinable date,
(2)	at the option of the holder, or
(3)	upon the occurrence of an event that is not solely within the control of the issuer.

As per described in paragraph 4 of D-98, the SEC staff believes that all of the events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur – without regard to probability – would require the security to be classified outside of permanent equity.

Based on the above guidance, we concluded that all of the above criteria were met and classification of the Series A as temporary equity is appropriate.

6.  We further reviewed the provisions of Paragraph 18 of EITF Topic D-98, and we agree that the change in carrying value of the preferred stock should be considered in the calculation of earnings per share.  The change has been considered in the calculations above, which agree with the information disclosed in the Form 10Q.

7.   As noted the terms of the Registration of Rights Agreement were previously disclosed and included by reference.  The Irrevocable Voting Proxy and Trust Agreement were signed by each member of Management.  Pursuant to the terms of the Securities Purchase Agreement and the recommendation of BCGU, LLC, the Company’s management agreed to sign the Irrevocable Voting Proxy and Trust Agreements. The terms of the Irrevocable Voting Proxy and Trust Agreement provide that (1) all shares owned, that may be owned, or that may be due or issued will be assigned to the proxy holder; (2) the proxy is irrevocable pursuant to Section 78.355 of the Nevada Revised Statues, (3) proxy holder agrees to vote all proxy shares in accordance with all other votes cast at a meeting of shareholders unless a Deemed Liquidation Event or Mandatory Redemption event has occurred, or in the event that greater than 50,000 shares of series A preferred stock are outstanding at April 18, 2009, at which time the proxy holder shall vote the proxy shares in any manner determined by the proxy holder in their sole discretion.  The proxy terminates if (1) there are fewer than 50,000 shares of Series A preferred stock outstanding, (2) the Company’s independently audited financial statements reflect a net income of $1,250,000 or greater, and (3) seven years from the date of the agreements or maximum time permitted by law.

It is difficult to define in which situations the holders of the preferred stock and irrevocable voting proxy holders may exercise their rights that may result in a change control and removal of management.  Our response was meant to disclose that such a possibility does exist.

We accounted for the liquidated damages under FAS 5, and accrued $60,000, as it is probable that we will not comply with the registration agreement.  This amount was calculated based on the provisions stipulated in the registration agreement.  We do not believe that it is reasonable possible that the amount of the loss will differ from that accrued amount.

We acknowledge that (1) the company is responsible for the adequacy and accuracy of the disclosure in their filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal secutites laws of the United States.

Thank you very much for assistance, cooperation and patience.  Any further assistance and comments are greatly appreciated.

Respectfully,
DAVI SKIN, INC.

/s/ Munjit Johal
Munjit Johal Its: Chief Financial Officer